

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Via E-mail
Michael Paul Jarvie
President and Chief Financial Officer
Lumiox Inc.
Office 7, Vaynor House 2, Vaynor Road
Milford Haven, Pembrokeshire
UK SA73 2NB

> **Re:**   **Lumiox, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 22, 2015**
> **File No. 333-201647**

Dear Mr. Jarvie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note, for example, the reference on page 24 to a report by Transparency Market Research. Please provide us with marked copies of any materials that support these and any other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Cover Page

2.   Please clearly disclose that if you receive less than $40,000 in proceeds, potential investors may end up holding shares in a company that does not have sufficient proceeds to begin operations.

3.   Please revise here and on page 27 to disclose the risk that you may not be able to find a
        market maker to file an application on your behalf.

Summary of Prospectus, page 3

4.   Confirm through added disclosure, if true, that you do not believe that the company is a
        blank check company because the company and its affiliates and promoters have no plans
        or intentions to engage in a merger or acquisition with an unidentified company or person
        or, once it is a reporting company, to be used as a vehicle for a private company to
        become a reporting company.

5.   Disclose that you have only one officer and no employees and no plans to hire employees
        in the foreseeable future. Indicate what percentage of his business time Mr. Jarvie
        intends to spend on the company's business.

Risk Factors, page 6

6.   We note that Mr. Jarvie will be combining the company's business with his current job
        dealing with playgrounds. Please include a risk factor discussing any potential conflicts
        of interest Mr. Jarvie may face in this situation.

Use of Proceeds, page 17

7.   Please provide a narrative discussion that explains how the amounts allocated for each
        purpose will or will not advance your business plan at each level of proceeds. For
        example, explain how being able to allocate the full amount (or lesser amounts) to
        professional fees, website design, product inventory, office expenses and advertising and
        marketing would advance your business plan. In this regard, it is not clear how important
        the development of your website is to your operations or what level of inventory you
        need to be commercially viable. Please note that you may provide a cross-reference to
        your "Plan of Operations" discussion on page 24 in lieu of providing disclosure here if
        you expand your "Plan of Operations" discussion to address this comment.

Dilution, page 18

8.   Please revise to explain the increase in Capital contribution of officers, directors,
        promoters and affiliated persons prior to the offering from $25,000 to $30,000 for
        issuance of less than 16 million shares.

Description of Business, page 22

Principal Products, Services and Their Markets, page 22

9.   Please disclose what LED lighting products you intend to offer. For example, disclose if you intend to offer housings in addition to LED flood lights.

10.   Please discuss the disadvantages of LED flood lights, such as high initial costs. Disclose representative retail prices for LED flood lights that would be appropriate for playground use.

Plan of Operations, page 24

11.   Please clarify the basis of your expectation that you will raise at least $40,000 in this offering, or delete this statement.

Competitive Business Conditions and Strategy, page 25

12.   Please revise to clarify on what basis you expect to be able to establish yourself as a competitive company. For example, as there is a high initial cost for LED flood lights, explain how you expect to be able to price your products competitively with your limited resources and achieve sufficient gross profit, net income and cash from operations to sustain your business. In addition, please identify the principal online and retail store competitors in your intended markets.

Rule 144 Shares, page 28

13.   Please clarify that Mr. Jarvie will be unable to resell his shares pursuant to Rule 144 until the conditions of Rule 144(i) are met. In the second paragraph of this subsection, also clarify that Rule 144 is unavailable for resales until the identified conditions of Rule 144(i) are met.

Financial Statements

Note 5 – Related Party Transactions, page 51

14.   Refer to the discussion of Mr. Jarvie's new designs and installations in new playground designs on page 3 and the disclosure on page 8 regarding using Mr. Jarvie's contacts in the industry. Please describe the accounting for related party transactions between Lumiox and other entities that Mr. Jarvie has an employment relationship or customer relationship with through his current employment.

15.   Please also disclose any relationships between Lumiox and Rayborn Lighting, if applicable.

Exhibit 5.1

16.   We note counsel's statement in the opinion that they are admitted to the bar in California and they are not licensed to practice law in Nevada. Please obtain a revised opinion deleting all language suggesting that counsel is not qualified to opine on the legality of the securities under Nevada law. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal.shtml.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810 with any other questions.

                         Sincerely,

                         /s/ Kathleen Krebs, for

                         Larry Spirgel
                         Assistant Director

cc: Via E-mail
        Wayne Chiang
        Chiang Law Office